SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 15, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 3Q07 results

São Paulo, November 14, 2007 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, announces today its results for the third quarter of 2007 (3Q07). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2006.

SBSP3: R$ 42.70 / share SBS US$ 48.65 (ADR=2 shares) Total shares: 227.836.623 Market value: R$ 9.7 billion Closing Price: 11/14/2007

1. EBITDA grows 17.0% and EBITDA margin reaches 49.1% in the 3Q07

							R$ million
	3Q06	3Q07	Chg.	%	9M06	9M07	Chg.	%
(+) Gross operating revenue	1.505,9	1.612,0	106,1	7,0	4.384,6	4.758,9	374,3	8,5
(-) COFINS and PASEP taxes	115,0	120,2	5,2	4,5	335,8	354,7	18,9	5,6
(=) Net operating revenue	1.390,9	1.491,8	100,9	7,3	4.048,8	4.404,2	355,4	8,8
(-) Costs and expenses	916,0	914,8	(1,2)	(0,1)	2.585,2	2.747,5	162,3	6,3
(=) Earnings before financial expenses (EBIT*)	474,9	577,0	102,1	21,5	1.463,6	1.656,7	193,1	13,2
(+) Depreciation and amortization	151,5	155,8	4,3	2,8	449,4	468,7	19,3	4,3
(=) EBITDA**	626,4	732,8	106,4	17,0	1.913,0	2.125,4	212,4	11,1
(%) EBITDA margin	45,0	49,1			47,2	48,3
Net income	195,5	382,2	186,7	95,5	698,9	970,6	271,7	38,9

Earnings per share (R$)***	0,86	1,68			3,07	4,26

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization
(***) Earnings per share include the reverse split held on June 2007 for all analyzed periods in order to enable comparison

In the 3Q07 net operating revenue totaled R$ 1.5 billion, a 7.3% growth compared to the same period last year. Costs and expenses, in the amount of R$ 914.8 million, were 0.1% lower than in the 3Q06.

Earnings before financial expenses (EBIT) climbed by 21.5%, from R$ 474.9 million in the 3Q06 to R$ 577.0 million in the 3Q07. EBITDA moved up by 17.0%, from R$ 626.4 million in the 3Q06 to R$ 732.8 million in the 3Q07. The EBITDA margin went up from 45.0% to 49.1% .

Net income reached R$ 382.2 million, up by 95.5% compared to the R$ 195.5 million recorded in the 3Q06.

2. Gross operating revenue

In the 3Q07, gross operating revenue totaled R$ 1.6 billion, up by R$ 106.1 million, or 7.0%, over the 3Q06. The main reasons for this increase were:

  The 2.6% increase in billed water and sewage volume, being 1.4% in the retail category and 15.2% in the wholesale;
  The 5.0% impact in the 3Q06 regarding the 6.7% tariff readjustment as of August 2006; and
  The 0.2% impact regarding the 4.1% tariff readjustment as of September 2007.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in the 3Q06, 3Q07, 9M06 and 9M07.

BILLED WATER AND SEWAGE VOLUME(1) PER REGION - million m3

	Water			Sewage			Water + Sewage
	3Q06	3Q07%		3Q06	3Q07%		3Q06	3Q07%
Metropolitan	257.6	260.2	1.0	211.4	215.9	2.1	469.0	476.1	1.5
Regional (2)	126.5	127.6	0.9	98.4	99.6	1.2	224.9	227.2	1.0
Total retail	384.1	387.8	1.0	309.8	315.5	1.8	693.9	703.3	1.4
Wholesale	66.0	69.4	5.2	-	6.6	-	66.0	76.0	15.2
Total	450.1	457.2	1.6	309.8	322.1	4.0	759.9	779.3	2.6
	9M06	9M07%		9M06	9M07%		9M06	9M07%
Metropolitan	770.3	781.3	1.4	629.2	646.4	2.7	1,399.5	1,427.7	2.0
Regional (2)	384.6	391.7	1.8	297.2	303.7	2.2	681.8	695.4	2.0
Total retail	1,154.9	1,173.0	1.6	926.4	950.1	2.6	2,081.3	2,123.1	2.0
Wholesale	196.3	203.6	3.7	-	18.5	-	196.3	222.1	13.1
Total	1,351.2	1,376.6	1.9	926.4	968.6	4.6	2,277.6	2,345.2	3.0

(1) Not-audited
(2) Including coastal and interior regions

BILLED WATER AND SEWAGE VOLUME(1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage
	3Q06	3Q07%		3Q06	3Q07%		3Q06	3Q07%
Residential	326.5	329.5	0.9	258.2	263.0	1.9	584.7	592.5	1.3
Commercial	37.0	37.6	1.6	34.0	34.5	1.5	71.0	72.1	1.5
Industrial	8.7	8.8	1.1	8.0	8.5	6.3	16.7	17.3	3.6
Public	11.9	11.9	-	9.6	9.5	(1.0)	21.5	21.4	(0.5)
Total retail	384.1	387.8	1.0	309.8	315.5	1.8	693.9	703.3	1.4
Wholesale	66.0	69.4	5.2	-	6.6	-	66.0	76.0	15.2
Total	450.1	457.2	1.6	309.8	322.1	4.0	759.9	779.3	2.6
	9M06	9M07%		9M06	9M07%		9M06	9M07%
Residential	983.2	998.4	1.5	773.0	793.4	2.6	1,756.2	1,791.8	2.0
Commercial	110.7	112.9	2.0	101.2	103.3	2.1	211.9	216.2	2.0
Industrial	26.0	26.2	0.8	24.2	25.1	3.7	50.2	51.3	2.2
Public	35.0	35.5	1.4	28.0	28.3	1.1	63.0	63.8	1.3
Total retail	1,154.9	1,173.0	1.6	926.4	950.1	2.6	2,081.3	2,123.1	2.0
Wholesale	196.3	203.6	3.7	-	18.5		196.3	222.1	13.1
Total	1,351.2	1,376.6	1.9	926.4	968.6	4.6	2,277.6	2,345.2	3.0

(1) Not-audited

4. Costs, administrative and selling expenses

In the 3Q07, costs, administrative and selling expenses dropped by R$ 1.2 million, or 0.1%, compared to the 3Q06.

							R$ million
	3Q06	3Q07	Chg.	%	9M06	9M07	Chg.	%
Payroll and benefits	299.6	322.2	22.6	7.5	919.2	943.9	24.7	2.7
Supplies	30.3	31.2	0.9	3.0	88.8	98.2	9.4	10.6
Treatment supplies	24.5	25.9	1.4	5.7	83.7	90.9	7.2	8.6
Third-party services	119.5	108.3	(11.2)	(9.4)	332.8	370.3	37.5	11.3
Electric power	115.5	118.0	2.5	2.2	330.3	360.6	30.3	9.2
General expenses	53.6	62.6	9.0	16.8	118.5	158.1	39.6	33.4
Depreciation and amortization	151.5	155.8	4.3	2.8	449.4	468.7	19.3	4.3
Credit write-offs	114.2	82.1	(32.1)	(28.1)	238.3	231.4	(6.9)	(2.9)
Tax expenses	7.3	8.7	1.4	19.2	24.2	25.4	1.2	5.0

Costs, administrative and selling
expenses	916.0	914.8	(1.2)	(0.1)	2,585.2	2,747.5	162.3	6.3

% over net revenue	65.9	61.3			63.9	62.4

4.1. Payroll and benefits

In the 3Q07 the number of connections per employee improved by 5.2%, from 667 in the 3Q06 to 702 in the 3Q07 and the number of employees dropped from 17,303 to 16,880.

Year-on-year, payroll and benefits grew by R$ 22.6 million, or 7.5%, from R$ 299.6 million to R$ 322.2 million in the 3Q07, due to the following factors:

  Wage increase of 3.37% as of May 2007; and

  Increase in the provision for pension plan obligations, as determined by CVM Resolution 371, in the amount of R$ 13.0 million, mainly as a result of the adoption of a new mortality rate table, as of January 2007.

4.2. Supplies

In the 3Q07, supplies grew by R$ 0.9 million, or 3.0%, over the same period last year, from R$ 30.3 million to R$ 31.2 million, mainly regarding residential water connection maintenance.

4.3. Treatment supplies

Treatment supplies grew by R$ 1.4 million, or 5.7%, from R$ 24.5 million in the 3Q06 to R$ 25.9 million this quarter.

The main variation was in the consumption of cooper sulfate, which grew from 98 to 287 tonnes, as a result of the proliferation of algae, mainly at the Cantareira System, due to natural causes, such as the increase in insolation and in some nutrients which favor its growth. This was a preventive action since, if not treated, algae can cause problems of taste and smell.

4.4. Third-party services

In the 3Q07, third-party services dropped by R$ 11.2 million, or 9.4%, from R$ 119.5 million in the 3Q06 to R$ 108.3 million. The main reasons for this result were the:

  R$ 17.7 million decrease due to the change in the booking of expenses related to the software licenses agreement over a period of 36 months.

This drop was partially offset by the following:

  Hydrometer reading and bill delivery, in the amount of R$ 2.0 million, mainly as a result of the 5.6% contract update as of May 2007;

  Technical services, in the amount of R$ 1.7 million, for the following:
✓	Development of an equipment calibration and verification methodology;
✓	Expansion of the implementation of the Geographical Data System (SIGNOS) in municipalities other than the São Paulo Metropolitan Region served by the Company; and
✓	Auditing of internal control tests in order to comply with the requirements of the Sarbanes Oxley Law.

  The R$ 1.4 million increase in expenses with surveillance, due to the hiring of new remote monitoring. Despite the drop in the number of personnel hired, the benefited area was expanded, thus increasing this expense; and

  Increase in expenses with paving and replacing pavement in the amount of R$ 1.2 million, due to the accumulation of works to be executed during the period in which some maintenance areas in the São Paulo Metropolitan Region were left without contracts.

4.5. Electric power

In the 3Q07 electric power increased by R$ 2.5 million, or 2.2%, from R$ 115.5 million in the 3Q06 to R$ 118.0 million, as a result of the 0.2% increase in consumption and of the 4.3% increase in the average electric power tariff (3.1% in the captive market and 10.4% in the free market). This increase was substantially lower than the increase in tariff, underlining the positive results of the Company’s action to control electric power supply in the later period.

4.6. General expenses

In the 3Q07, general expenses moved up R$ 9.0 million, or 16.8%, from R$ 53.6 million to R$ 62.6 million, mainly due to:

  Financial and Institutional support to several institutions in the amount of R$ 3.1 million;

  Provisions for contingencies in the amount of R$ 2.4 million;

  Charges for the use of water in the Paraíba do Sul River, Capivari, Piracicaba and Jundiaí basins in the amount of R$ 1.2 million; and

  The R$ 1.2 million increase due to the acquisition of antivirus for all the Company’s servers and computers, and technical support.

4.7. Depreciation and amortization

Depreciation and amortization grew by R$ 4.3 million, or 2.8%, from R$ 151.5 million in the 3Q06 to R$ 155.8 million in the 3Q07, regarding the transfer of assets from works in place to permanent operating.

4.8. Credit write-off

Write-offs declined by R$ 32.1 million, or 28.1%, from R$ 114.2 million in the 3Q06 to R$ 82.1 million in the 3Q07, mainly due to provisioning for invoices in the amount of R$ 29.8 million in the 3Q06.

4.9. Tax expenses

In the 3Q07, tax expenses rose by R$ 1.4 million or 19.2%, from R$ 7.3 million to R$ 8.7 million, mostly as a result of the payment of CPMF tax in the amount of R$ 1.5 million, arising from the payment of the principal and interest of the 1st series of the 6th and 7th debenture issue in September 2007.

5. Financial expenses and revenues

5.1. Financial expenses

In the 3Q07, financial expenses fell by R$ 6.1 million, or 3.8%, as follows:

				R$ million
	3Q06	3Q07	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	127.6	111.7	(15.9)	(12.5)
Interest and charges on international loans and financing	22.2	16.5	(5.7)	(25.7)
Other financial expenses	6.8	4.8	(2.0)	(29.4)
Provisions	2.6	20.1	17.5	673.1

Total financial expenses	159.2	153.1	(6.1)	(3.8)

Financial revenues	21.4	23.7	2.3	10.7

Financial expenses net of revenues	137.8	129.4	(8.4)	(6.1)

The highlights for domestic financing were:

  The R$ 15.9 million drop in provisions for interest on domestic loans, mainly due to the payment of the 2nd series of the 5th debenture issue in March 2007; amortization of the 1st series of the 6th debenture issue in September 2007; payment of the principal amount of the agreement with Banco do Brasil which had an impact on interest calculation; the decline in the DI rate, which contributed to the decrease in interest calculation and the amortization of the FIDC as of October 2006.

The highlights for foreign financing were:

  The R$ 4.7 million drop due to the prepayment of part of 2008 Eurobonds in November 2006. With the new funding, 2016 Eurobonds, interest rates fell from 12% p.a. to 7.5% p.a., and, along with the depreciation of the US Dollar in relation to the Brazilian Real, contributed to reduce the outstanding balance (on which interest calculation is based); and
  The R$ 1.0 million drop in interest calculation, due to the payment of the agreements IDB #299 in October 2007 and World Bank # 3504 in April 2007;

Other financial expenses:

  Dropped by R$ 2.0 million, specially due to the decrease in the long term interest rate (TJLP) for the analyzed period, over the interest of PAES (special installment program) in the amount of R$ 1.7 million.

Provisions:

  Rose by R$ 17.5 million due to interest and monetary updates of lawsuits.

5.2. Financial revenues

Financial revenues grew by R$ 2.3 million, or 10.7%, due to the interest calculated over the installment agreements.

6. Passive and active monetary variation

				R$ million
	3Q06	3Q07	Chg.	%
Monetary variation over loans and financing	14.7	7.9	(6.8)	(46.3)
Currency exchange variation over loans and financing	(2.6)	(35.5)	(32.9)	1,265.4
Other monetary variation	7.7	24.7	17.0	220.8

Passive monetary variation	19.8	(2.9)	(22.7)	(114.6)
Active monetary variation	(4.5)	(8.5)	(4.0)	88.9

Monetary/currency exchange variation, net	15.3	(11.4)	(26.7)	(174.5)

6.1. Passive monetary variation

In the 3Q07 recorded a R$ 22.7 million drop, due to the:

  R$ 32.9 million drop in the exchange variation calculated over loans and financing, mainly as a result of the substantial depreciation of 4.53% of the US Dollar in relation to the Brazilian Real in the 3Q07 versus an appreciation of 0.5% in the 3Q06, as follows:
✓	R$ 23.0 million regarding the Eurobonds; and
✓
R$ 9.9 million regarding the exchange variation over the agreement with the IDB, resulting from the US dollar variation and the amortization executed in the period, highlighting the variation of the currency basket, which was positive by 3.06% in the 3Q07 versus a negative variation of 1.14% in the 3Q06.

  R$ 6.8 million drop in the monetary variation of the agreement with the Federal Government / Banco do Brasil, mostly as a result of the lower TR variation, coming to 0.33% in the 3Q07 versus 0.57% in the 3Q06, in addition to the lower outstanding balance due to the settlement of the installments due in the period;

  R$ 14.3 million increase in the monetary variation calculated over the debentures, mainly resulting from the higher IGPM index, standing at 2.57% in the 3Q07 versus 0.84% in the 3Q06; and

  R$ 2.6 million increase in monetary variation in amounts for indemnification of lawsuits.

6.2. Active monetary variation

Active monetary variation increased by R$ 4.0 million, or 88.9%, due to the updates in the Company’s installment agreement.

7. Non operating revenue

Non-operating revenue fell by R$ 6.1 million especially as a result of the sale of land in the amount of R$ 4.4 million.

8. Operating indicators

The following table shows the continuous expansion of the services rendered by the Company.

Operating indicators*	3Q06	3Q07%
Water connections (1)	6,575	6,728	2.3
Sewage connections (1)	4,971	5,119	3.0
Population directly served - water (2)	22,647.0	22,899.0	1.1
Population directly served - sewage (2)	18,518.0	18,772.0	1.4
Number of employees	17,303	16,880	(2.4)
Number of water and sewage connections per employee	667	702	5.2
Water losses (%)	31.9	30.3

(1) In thousand units at the end of the period
(2) In thousand inhabitants at the end of the period, not including wholesale
* Not-audited

9. Loans and financing

On September 2007, the Company settled R$ 248 million of the 1st series of the 6th debentures issuance, which total initial value corresponded to R$ 600 million.

							R$ million
INSTITUTION	2007	2008	2009	2010	2011	2012	2013 and onwards	Total
Domestic
Banco do Brasil	56.3	237.6	258.7	281.5	306.4	333.5	458.7	1,932.7
Caixa Econômica Federal	13.6	57.0	60.5	65.0	70.3	76.0	200.7	543.1
Debentures	-	-	761.2	310.4	374.3	-	-	1,445.9
FIDC - SABESP I	13.9	55.6	55.6	55.5	13.9	-	-	194.5
BNDES	9.5	37.8	37.9	37.9	37.9	32.0	3.3	196.3
Others	0.8	4.2	6.7	6.1	5.5	-	-	23.3
Interest and charges	35.9	39.8	12.3	12.3	3.1	-	-	103.4
Domestic total	130.0	432.0	1,192.9	768.7	811.4	441.5	662.7	4,439.2
International
IDB	23.9	66.0	66.0	66.0	66.0	66.0	448.6	802.5
Eurobonds	-	180.3	-	-	-	-	257.5	437.8
JBIC	-	-	-	-	0.6	1.2	21.3	23.1
Interest and charges	22.1	3.7	-	-	-	-	-	25.8
International total	46.0	250.0	66.0	66.0	66.6	67.2	727.4	1,289.2
Total	176.0	682.0	1,258.9	834.7	878.0	508.7	1,390.1	5,728.4

10. Conference call

In Portuguese	In English
November 21, 2007	November 21, 2007
11:00 am (US EST) / 2:00 pm (Brasília)	1:00 pm (US EST) / 4:00 pm (Brasília)
Dial in access: 55 11 2101-4848	Dial in access: 1 973 935-8893
Conference ID: Sabesp	Conference ID: 9302812

Replay – available until 11/28/2007	Replay – available until 11/28/2007
Dial in access: 55 11 2101-4848	Dial in access: 1 973 341-3080
Replay ID: Sabesp	Replay ID: 9302812

Live broadcast through the Internet at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone.(55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)		R$ thousand
	3Q07	3Q06%
Gross Revenue from Sales and Services	1,612,065	1,505,829	7.1
Water Supply - Retail	830,724	777,187	6.9
Water Supply - Wholesale	73,738	66,379	11.1
Sewage Collection and Treatment	681,415	638,628	6.7
Sewage Collection and Treatment - Wholesale	2,378	-	-
Other Services	23,810	23,635	0.7

Taxes on Sales and Services - COFINS and PASEP	(120,241)	(114,987)	4.6

Net Revenue from Sales and Services	1,491,824	1,390,842	7.3

Costs of Sales and Services	(663,532)	(632,392)	4.9

Gross Profit	828,292	758,450	9.2

Selling Expenses	(163,117)	(190,523)	(14.4)
Administrative Expenses	(88,119)	(93,026)	(5.3)

Operating Income before Financial Expenses and	577,056	474,901	21.5
Foreing Exchange gain (loss), net

Financial Income and Expenses, net	(153,243)	(155,636)	(1.5)
Foreing Exchange gain (loss), net	35,242	2,514	1,301.8

Operating Income	459,055	321,779	42.7

Non-Operating Expenses (Income)

Non-Operating Income	(990)	5,476	(118.1)
Non-Operating Expense	(3,863)	(4,266)	(9.4)

Income (loss) before Taxes on Income	454,202	322,989	40.6

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(71,530)	(122,815)	(41.8)
Deferred Income Tax/Social Contribution	(471)	4,060	(111.6)

Income (loss) before Extraordinary Item	382,201	204,234	87.1

Extraordinary item, net of income taxes and social contribution	-	(8,780)	(100.0)

Net Income (loss)	382,201	195,454	95.5

Registered common shares (thousand of shares)	227,836	28,479,577	(99.2)
Earnings (loss) per thousand shares in R$	1.68	0.01	-

Depreciation and Amortization	(155,751)	(151,494)	-
EBITDA	732,808	626,395	17.0
% over net revenue	49.1%	45.0%

Balance Sheet

Brazilian Corporate Law		R$ thousand
ASSETS	09/30/2007	06/30/2007
Cash and Cash Equivalents	445,515	511,301
Accounts Receivable, net	1,194,507	1,121,941
Accounts Receivable from Shareholders	336,962	362,250
Inventory	39,898	39,874
Taxes and contributions	31,077	8,287
Other Receivables	53,054	43,074
Deferred income tax and social contribution	23,239	16,098

Total Current Assets	2,124,252	2,102,825

Accounts Receivable, net	280,473	276,224
Accounts Receivable from Shareholders	915,572	889,820
Indemnities Receivable	148,794	148,794
Judicial Deposits	38,750	45,546
Taxes and contributions	333,957	341,939
Other Receivables	57,336	55,848

Investments	720	720
Permanent Assets	13,944,287	13,855,676
Intangible Assets	489,791	489,878
Deferred Assets	4,334	5,725

Total Permanent Assets	16,214,014	16,110,170

Total Assets	18,338,266	18,212,995

LIABILITIES	09/30/2007	06/30/2007
Suppliers and Constructors	128,095	91,722
Loans and Financing	729,507	988,696
Salaries and Payroll Charges	224,910	185,698
Taxes and contributions payable	127,757	133,059
Taxes and contributions	74,376	75,843
Interest on Own Capital Payable	646,286	396,435
Provivion for Judicial Pendencies	62,386	39,568
Services Payable	146,414	143,479
Other Payables	79,915	71,437

Total Current Liabilities	2,219,646	2,125,937

Loans and Financing	4,998,895	5,081,250
Taxes and contributions payable	206,262	214,642
Deferred Taxes and Contributions	153,808	152,273
Provision for Contingencies	586,328	627,866
Pension Fund Obligations	354,263	343,249
Other Payables	86,332	52,236

Long Term Liabilities	6,385,888	6,471,516

Capital Stock	3,403,688	3,403,688
Capital Reserves	119,166	115,330
Revaluation Reserves	2,361,714	2,383,910
Profit Reserves	3,080,605	3,080,605
Accrued income	767,559	632,009

Shareholder's Equity	9,732,732	9,615,542

Total Liabilities and Shareholder's Equity	18,338,266	18,212,995

Cash Flow

Brazilian Corporate Law		R$ thousand
Description	Jun-Sep/07	Jun-Sep/06
Cash flow from operating activities
Net income for the period	382,201	195,454
Adjustments for reconciliation of net income
Deferred income tax and social contribution	909	(2,240)
Provisions for contingencies	40,187	26,191
Reversion of provision for losses	(6)	(6,595)
Other provisions	66	-
Liabilities related to pension plans	14,856	14,981
Loss in the wirte-off of property, plant and equipment	3,838	3,192
Deferred asset write-offs	-	2,637
Investment write-offs	-	21
Gain with the sale of property	219	(4,371)
Depreciation and Amortization	155,750	151,493
Interest calculated on loans and financing payable	129,659	151,913
Foreign exchange loss on loans and financing	(5,724)	19,687
Passive monetary exchange variation and interest	2,930	4,111
Active monetary exchange variation and interest	(4,025)	(2,788)
Provisions for bad debt	82,088	114,169

Adjusted Net Income	802,948	667,855

(Increase) decrease in assets
Clients	(128,602)	(27,500)
Accounts receivable from shareholders	26,631	(128,872)
Inventories	(18)	(970)
Recoverable Taxes	(22,790)	3,312
Other accounts receivable	(10,714)	(9,827)
Change in long term assets
Clients	(29,637)	(21,060)
Accounts receivable from shareholders	(24,300)	(23,919)
Judicial deposits	2,853	5,989
Other accounts receivable	(1,027)	(1,769)

	(187,604)	(204,616)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	40,703	(18,839)
Salaries and payroll charges	39,212	12,514
Payable interest on own capital	1	-
Taxes and contributions	(16,612)	(17,755)
Services payable	2,935	30,858
Other accounts payable	7,330	1,440
Pension plan	(3,842)	(3,712)
Provision for contingencies	(20,055)	(9,680)
Increase (decrease) in non current liabilities
Other accounts payable - long term	1,107	1,109

	50,779	(4,065)

Net cash from operating activities	666,123	459,174

Cash flow from investing activities
Acquisition of property, plant and equipment	(244,704)	(171,252)
Increase in intangible assets	(4,951)	(2,895)
Sale of property, plant and equipment	-	5,649
Increase in Deferred Assets	-	(2,665)

Net cash used in investing activities	(249,655)	(171,163)

Cash flow from financing activities
Loans and Financing - long term
Funding	30,128	46,791
Payments	(493,385)	(270,765)

Interest on own capital payment	(18,997)	(615)

Net cash used in financing activities	(482,254)	(224,589)

Net increase (decrease) in cash equivalents	(65,786)	63,422

Cash and cash equivalents at the beginning of the period	511,301	336,012
Cash and cash equivalents at the end of the period	445,515	399,434

Change in Cash	(65,786)	63,422

Additional information on cash flow:
Interest and taxes over loans and financing	147,879	154,380
Capitalization of interest and financial charges	(2,222)	9,211
Payable income tax and social contribution	126,414	131,262
Property, plant and equip. received as donations and/or paid in stocks	3,836	3,864
COFINS and PASEP taxes payable	110,950	106,833
Paraguaçu Paulista Agreement	34,071	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 15, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.